

April 10, 2013

Via Email

Thomas E. Hornish
Chief Executive Officer
Outdoor Channel Holdings, Inc.
43455 Business Park Drive
Temecula, CA 92590

Re: **Outdoor Channel Holdings, Inc.**
       Preliminary Proxy Statement filed on Schedule 14A
       Filed on March 21, 2013
       File No. 000-17287

Dear Mr. Hornish:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Robert T. Ishii, Esq.
        Wilson Sonsini Goodrich & Rosati